Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Unaudited, expressed in US Dollars)

Perpetua Resources Corp.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

As at June 30, 2021 and December 31, 2020

(Unaudited, Expressed in US dollars)

	Notes	June 30, 2021	December 31, 2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$8,521,564	$25,037,766
Receivables		69,140	107,727
Prepaid expenses		306,643	646,996
		$8,897,347	$25,792,489
NON-CURRENT ASSETS
Buildings and equipment		$189,195	$189,294
Right-of-use assets	3	104,384	235,965
Environmental reclamation bond	4	3,000,000	-
Exploration and evaluation assets		71,913,864	71,913,864
		$75,207,443	$72,339,123
TOTAL ASSETS		$84,104,790	$98,131,612

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and other payables		$3,550,314	$3,736,222
Current lease liabilities	3	160,325	201,825
Current environmental reclamation liabilities	4	2,598,107	-
		$6,308,746	$3,938,047
NON-CURRENT LIABILITIES
Convertible notes	5	$16,201	$9,562,293
Convertible note derivatives	6	31,926	26,060,446
Warrant derivative	7	509,632	874,864
Non-current lease liabilities	3	14,489	65,136
Non-current environmental reclamation liabilities	4	4,452,801	-
		$5,025,049	$36,562,739
TOTAL LIABILITIES		$11,333,795	$40,500,786

EQUITY
Share capital	8	$560,859,186	$528,715,788
Equity reserve	8	28,319,132	26,176,265
Deficit		(516,407,323)	(497,261,227)
TOTAL EQUITY		$72,770,995	$57,630,826
TOTAL LIABILITIES AND EQUITY		$84,104,790	$98,131,612

Commitments – Notes 3, 4 and 13

See accompanying notes to condensed consolidated financial statements

Perpetua Resources Corp.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS

For the three and six months ended June 30, 2021 and 2020

(Unaudited, expressed in US dollars)

		Three Months Ended		Six Months Ended
	Notes	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
EXPENSES
Accretion	4	$9,170	$-	$18,329	$-
Consulting		118,259	1,483	219,136	9,006
Corporate salaries and benefits		283,747	235,976	747,062	416,682
Depreciation		53,658	70,532	120,250	145,955
Directors’ fees		83,136	41,309	83,136	84,618
Exploration and evaluation	9	5,588,614	6,783,150	18,525,322	12,275,198
Office and administrative		462,568	27,937	881,543	55,103
Professional fees		90,090	99,242	257,425	108,327
Share based compensation	8	740,044	336,620	2,673,562	887,864
Shareholder and regulatory		126,427	68,955	378,052	165,484
Travel and related costs		3,581	2,400	3,707	28,849
OPERATING LOSS		$7,559,294	$7,667,604	$23,907,524	$14,177,086

OTHER EXPENSES (INCOME)
Change in fair value of warrant derivative	7	$121,168	$193,889	$(365,232)	$39,045
Change in fair value of convertible note derivative	6	5,903,877	31,116,764	(5,692,913)	30,256,819
Finance costs	10	107,899	1,152,959	370,718	2,242,551
Foreign exchange loss/(gain)		650,302	3,830,373	952,779	(2,076,139)
Interest income		(2,910)	(89,395)	(26,780)	(171,761)
Total other expenses/(income)		$6,780,336	$36,204,590	$(4,761,428)	$30,290,515

NET LOSS AND COMPREHENSIVE LOSS		$14,339,630	$43,872,194	$19,146,096	$44,467,601

NET LOSS PER SHARE, BASIC AND DILUTED		$0.29	$1.62	$0.39	$1.64

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED		50,300,052	27,164,143	48,932,249	27,158,592

See accompanying notes to condensed consolidated financial statements

Perpetua Resources Corp.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

For the three and six months ended June 30, 2021 and 2020

(Unaudited, expressed in US dollars)

		Share Capital(i)
	Note	Shares	Amount	Equity Reserve	Deficit	Total
BALANCE, January 1, 2020		27,112,550	$283,489,578	$25,882,516	$(276,629,118)	$32,742,976
Share based compensation	8	-	-	886,092	-	886,092
Shares issued through Stock Appreciation Rights	8	54,160	23,287	(21,514)	-	1,773
Exercise of options	8	514,000	254,553	(98,576)	-	155,977
Net loss and comprehensive loss for the period		-	-	-	(44,467,601)	(44,467,601)
BALANCE, June 30, 2020		27,680,710	$283,767,418	$26,648,518	$(321,096,719)	$(10,680,783)

BALANCE, January 1, 2021		47,481,134	$528,715,788	$26,176,265	$(497,261,227)	$57,630,826
Share based compensation	8	-	-	2,655,803	-	2,655,803
Shares issued upon conversion of Convertible Notes	5	4,345,350	31,154,648	-	-	31,154,648
Shares issued through Stock Appreciation Rights	8	39,789	301,794	(279,869)	-	21,925
Exercise of options	8	113,788	686,956	(233,067)	-	453,889
Net loss and comprehensive loss for the period		-	-	-	(19,146,096)	(19,146,096)
BALANCE, June 30, 2021		51,980,061	$560,859,186	$28,319,132	$(516,407,323)	$72,770,995

Footnotes: Common share amounts have been retrospectively restated for all prior periods to reflect the Share Consolidation effected on January 27, 2021. Refer to Note 2(b) – Basis of Presentation for more information.

See accompanying notes to condensed consolidated financial statements

Perpetua Resources Corp.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

For the three and six months ended June 30, 2021 and 2020

(Unaudited, expressed in US dollars)

		Three Months Ended		Six Months Ended
	Notes	June 30, 2021	June 30, 2020	June 30,2021	June 30, 2020
OPERATING ACTIVITIES:
Net (loss)/profit		$(14,339,630)	$(43,872,194)	$(19,146,096)	$(44,467,601)
Adjustments for:
Share based compensation	8	726,451	334,847	2,655,803	886,092
Depreciation		53,658	70,532	120,250	145,955
Finance costs	3,5,10	107,899	1,152,959	370,718	2,018,341
Accretion on environmental reclamation liability	4	9,170	-	18,329	-
Change in sublease liability	3	4,841	-	4,841	-
Change in fair value of warrant derivative	7	121,168	193,889	(365,232)	39,045
Change in fair value of convertible note derivative	6	5,903,877	31,116,764	(5,692,913)	30,256,819
Change in environmental reclamation liabilities	4	(409,949)	-	7,032,579	-
Unrealized foreign exchange loss/(gain)		553,098	3,803,675	911,272	(2,010,319)
Interest income		(2,910)	(89,395)	(26,780)	(171,761)
Changes in:
Trade and other receivables		33,960	19,342	35,582	12,784
Prepaid expenses		674,056	10,170	340,353	198,164
Trade and other payables		235,045	516,728	(185,908)	(775,537)
Net cash used in operating activities		$(6,329,266)	$(6,742,683)	$(13,927,202)	$(13,866,018)
INVESTING ACTIVITIES:
Purchase of environmental reclamation liabilities surety bond	4	$-	$-	$(3,000,000)	$-
Purchase of buildings and equipment		(34,884)	-	(34,884)	-
Interest (paid) received		(70,026)	128,113	29,785	222,920
Net cash (used in)/provided by investing activities		$(104,910)	$128,113	$(3,005,099)	$222,920
FINANCING ACTIVITIES:
Proceeds from issuance of convertible notes	5	$-	$-	$-	$35,000,000
Payment of transaction costs on issuance of convertible notes		-	-	-	(237,170)
Finance cost deducted as share issue cost		-	-	-	224,210
Proceeds from issuance of common shares through exercise of options		174,773	27,507	475,814	157,750
Interest paid on Convertible Notes	5	(1,085)	-	(7,184)	(18,353)
Payment of lease liabilities	3	(6,054)	(48,763)	(59,681)	(110,116)
Net cash (used in)/provided by financing activities		$167,634	$(21,256)	$408,949	$35,016,321
Effect of foreign exchange on cash and cash equivalents		2,051	85,339	7,150	(11,198)
Net (decrease)/increase in cash and cash equivalents		(6,264,491)	(6,550,487)	(16,516,202)	21,360,025
Cash and cash equivalents, beginning of period		14,786,055	45,415,134	25,037,766	17,504,622
Cash and cash equivalents, end of period		$8,521,564	$38,864,647	$8,521,564	$38,864,647

Cash		$3,402,110	$4,614,758	$3,402,110	$4,614,758
Investment savings		3,992,404	12,051,358	3,992,404	12,051,358
GIC and term deposits		1,127,050	22,198,531	1,127,050	22,198,531
Total cash and cash equivalents		$8,521,564	$38,864,647	$8,521,564	$38,864,647

See accompanying notes to condensed consolidated financial statements

Perpetua Resources Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited, expressed in US dollars)

1.	Nature of Operations

Perpetua Resources Corp. (the “Corporation” or “Perpetua Resources”, formerly Midas Gold Corp.) was incorporated on February 22, 2011 under the Business Corporations Act of British Columbia. The Corporation was organized to hold shares in wholly owned subsidiaries that locate, acquire, develop and restore mineral properties located principally in the Stibnite – Yellow Pine mining district in Valley County, Idaho, USA. The Corporation’s principal asset is 100% ownership in subsidiaries that control the Stibnite Gold Project (“Stibnite Gold Project” or the “Project”). The Corporation currently operates in one segment, mineral exploration in the United States. The registered office of the Perpetua Resources is 400-725 Granville St, Vancouver, BC, V7Y 1G5, Canada and the corporate office is located at 201-405 S 8th St, Boise ID 83702, USA.

2.	Basis of Preparation

a.	Statement of Compliance

The generally accepted accounting principles that we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB). Our condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the IASB.

b.	Basis of Presentation

These condensed consolidated interim financial statements have been prepared on the historic cost basis except for certain financial instruments, which are measured at fair value.

On January 27, 2021, the Corporation completed a one-for-ten (1:10) reverse share split of all of its issued and outstanding common shares (“Share Consolidation”), resulting in a reduction of the issued and outstanding shares from 474,811,340 to 47,481,134. Shares reserved under the Corporation’s equity and incentive plans were adjusted to reflect the Share Consolidation. All share and per share data presented in the Corporation’s condensed consolidated financial statements have been retroactively adjusted to reflect the Share Consolidation unless otherwise noted.

The preparation of these condensed consolidated interim financial statements is based on the accounting policies consistent with those applied to the consolidated financial statements of Perpetua Resources for the year ended December 31, 2020.

These condensed consolidated interim financial statements do not include all information required for full financial statements and should be read in conjunction with the consolidated financial statements of Perpetua Resources for the year ended December 31, 2020.

These condensed consolidated interim financial statements for the three and six-month periods ended June 30, 2021 and 2020 were approved and authorized for issue by the board of directors on August 13, 2021.

c.	COVID-19 Estimation Uncertainty

In March 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. Government measures to limit the spread of COVID-19, including the closure of non-essential businesses, did not materially disrupt the Corporation’s operations during the six months ended June 30, 2021.

Perpetua Resources Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited, expressed in US dollars)

2.	Basis of Preparation (continued)

Due to the rapid developments and uncertainty surrounding COVID-19, it is not possible to predict the impact that COVID-19 will have on our business, financial position and operating results in the future. The Corporation is closely monitoring the impact of the pandemic on all aspects of its business.

3.	Leases

The Corporation leases building space in Vancouver, BC, Donnelly, ID and Boise, ID. The Corporation is utilizing an incremental borrowing rate of 10% for calculating the related lease liabilities and Right-of-Use (“ROU”) assets. In April 2021, the Corporation subleased its Vancouver office for the remainder of the original lease term and classified the sublease as a finance lease. As such, the Corporation derecognized the ROU asset for the Vancouver office while retaining the liability of the head lease.

ROU Assets

Property
Balance, January 1, 2021	$235,965
Additions	-
Derecognition of right-of-use asset (sub-lease)	(46,314)
Depreciation charge for the period	(85,267)
Balance, June 30, 2021	$104,384

Lease Liabilities

June 30, 2021
Maturity analysis – contractual undiscounted cash flows
Less than one year	$109,328
One to five years	4,807
Total undiscounted lease liabilities at June 30, 2021	$114,135
Lease liabilities included in the statement of financial position at June 30, 2021	$174,814
Current	160,325
Non-Current	14,489

Amounts recognized in profit and loss

June 30, 2021
Depreciation expense of ROU assets	$(85,267)
Expenses relating to short-term leases	(22,878)
Expenses relating to leases of low-value assets	(5,992)
Interest on lease liabilities	(9,007)
Other income for sub-lease	17,740

Payments made during the period for leases where the Corporation has elected to not recognize ROU assets and lease liabilities are recognized in the statement of net loss and comprehensive loss as presented in the table above.

Perpetua Resources Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited, expressed in US dollars)

3.	Leases (continued)

Amounts recognized in the statement of cash flows

June 30, 2021
Total payments on lease liability	$(68,688)
Principal on leases	(59,681)
Interest expense	(9,007)

4.	Environmental Reclamation Liability

On January 15, 2021 the company agreed to an Administrative Settlement and Order on Consent (“ASAOC”). The company has accounted for their obligation under the ASAOC as an environmental reclamation liability. Upon the signing of the ASAOC, the Company recorded an immediate expense of $7.6 million and a corresponding environmental reclamation liability. The provision for the liability associated with the terms of the ASAOC is based on cost estimates developed with the use of engineering consultants, independent contractor quotes and the Company’s internal development team and is recognized at the present value of such costs. The timing of cash flows is based on the current schedule for early action items which remain subject to approval. The inflation rate of 1.9% used for the current quarter is calculated as the ten-year average Consumer Price Index for U.S. cities as reported by the Bureau of Labor Statistics. The present value of the environmental reclamation liability may be subject to change based on changes to scope of work, cost estimates, and the timing of cash flows and is adjusted each quarter for accretion and actual work performed. Movements in the environmental reclamation liability during the six months ended June 30, 2021 are as follows:

Environmental Reclamation Liability
Balance, December 31, 2020	$-
Additions	7,557,784
Work performed on early action items	(525,205)
Accretion	18,329
Current	$2,598,107
Non – Current	4,452,801
Total balance as of June 30, 2021	$7,050,908

The company paid $3 million in cash collateral for a surety bond related to the ASAOC statement of work during the six months ended June 30, 2021.

5.	Convertible Notes

On March 17, 2016, the Corporation issued unsecured convertible notes (the “2016 Notes”) for gross proceeds of $38.5 (C$50.0) million and a maturity date of March 17, 2023. On March 17, 2020, the Corporation issued a second round of unsecured convertible notes (the “2020 Notes”) for gross proceeds of $35.0 (C$47.6) million and a maturity date of March 17, 2027. Both sets of notes, collectively the “Convertible Notes”, have identical features and bear interest at a rate of 0.05% per annum, payable annually in cash or common shares (at the Corporation’s election) or added to the principal and payable on maturity. Upon maturity, and for each set of notes, the outstanding principal amount is due and payable in cash unless converted in advance of that date. The holders of the Convertible Notes may convert any portion of their Convertible Notes at any time prior to the maturity date into common shares of the Corporation, at a price of C$3.541 per share for the 2016 Notes and a price of C$4.655 for the 2020 Notes.

Perpetua Resources Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited, expressed in US dollars)

5.	Convertible Notes (continued)

If there is an equity financing completed at 95% of the conversion price, or below, the conversion price is adjusted downward. The Convertible Notes can be redeemed by the Corporation after four years with not more than 60-days written notice and not less than 30-days written notice when the Corporation’s common shares reach a volume weighted average trading price for 20 consecutive trading days of C$7.082 or higher for the 2016 Notes and C$9.31 or higher for the 2020 Notes. Following the notice of redemption, but prior to the redemption date, the holders may convert their Convertible Notes to be redeemed into common shares at the then-current conversion price.

The terms for the 2020 Notes were announced on March 10, 2020, for gross proceeds of $35.0 million at a USD:CAD exchange rate of 1:1.36 (C$47.6 million due and payable upon maturity). The 2020 Notes were issued on March 17, 2020, with a USD:CAD exchange rate of 1:1.42; this movement resulted in a foreign exchange gain on the date of issuance.

Each set of Convertible Notes are deemed to contain an embedded derivative (collectively, the “Convertible Note Derivatives”) relating to the conversion option. The Convertible Note Derivatives were valued upon initial recognition at fair value using partial differential equation methods. At inception, for each set of notes, the face value of the notes was reduced by the estimated fair value of the related convertible note derivative and the transaction costs. See below for additional detail of initial value upon issuance of each set of notes:

	2020 Notes	2016 Notes
Gross proceeds upon issuance	$35,000,000	$38,508,431
Foreign exchange gain	(1,419,753)	-
Face value of convertible note	$33,580,247	$38,508,431
Estimated fair value of embedded derivative	(17,197,994)	(19,771,572)
Transaction costs	(213,575)	(429,723)
Convertible note liability, net	$16,168,678	$18,307,136

On August 26, 2020, convertible notes in the aggregate principal amount of C$82,102,500 (C$34,502,500 of the 2016 Notes and C$47,600,000 for all 2020 Notes), were converted for 19,969,280 common shares of Perpetua Resources.

During the three months ended June 30, 2021, convertible notes in the aggregate principal amount of C$15,386,884 of the 2016 Notes were converted for 4,345,350 common shares of Perpetua Resources.

The remaining 2016 Notes are measured at amortized cost and will be accreted to maturity over the term using the effective interest method. The fair value of the remaining 2016 Notes at maturity is $0.02 million (C$0.02 million) based on the exchange rate at June 30, 2021 (2020 - $36.6 million (C$49.9 million)).

During March 2021, the fifth annual interest payment was made to the remaining 2016 Note holders in cash, in the amount of $6,098 (2020 - $18,353). Upon conversion of the 2016 notes in May and June, 2021, a total of $1,085 in pro-rated interest payments was made to note holders in cash.

Perpetua Resources Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited, expressed in US dollars)

5.	Convertible Notes (continued)

The components of the Convertible Notes are summarized as follows, including conversion related activity up to and on June 30, 2021:

Convertible Notes
Balance, December 31, 2020	$9,562,293
Accretion and interest expense	361,711
Interest payments	(7,184)
Foreign exchange adjustments	347,053
Conversions	(10,247,672)
Balance, June 30, 2021	$16,201

6.	Convertible Note Derivatives

Convertible Note Derivatives related to the Convertible Notes (Note 5) were valued upon initial recognition at fair value using partial differential equation methods and are subsequently re-measured at fair value at each period end through the consolidated statement of net loss and comprehensive loss. The components of the Convertible Note Derivatives are summarized as follows:

Convertible Note Derivative
Balance, December 31, 2020	$26,060,446
Fair value adjustment	(5,692,913)
Foreign exchange adjustments	571,516
Conversions	(20,907,123)
Balance, June 30, 2021	$31,926

The fair value of the Convertible Note Derivatives was calculated using partial differential equation methods. The assumptions used in the valuation model include the following, with a change in share price having the most significant impact on the valuation:

	June 30, 2021		December 31, 2020
Risk-free interest rate		0.4%		0.2%
Expected term (in years)		1.7		2.2
Share Price	C$	9.08	C$	12.20
Credit Spread		10%		10%
Implied discount on share price		0.0%		21% - 9%
Expected share price volatility		84%		77%

7.	Warrant Derivative

In May 2013, the Corporation issued to Franco Nevada Corporation (“Franco”) 200,000 share purchase warrants (“Franco Warrants”). The Franco Warrants are exercisable into 200,000 common shares of the Corporation at C$12.30 per warrant. The Franco Warrants contain a mandatory conversion feature which requires Franco to exercise 100% of the outstanding warrants if, at any time, the volume weighted average trading price of Perpetua Resources’ common shares is equal to or greater than C$32.30 for a period of 30 consecutive trading days. The Franco Warrants expire on May 9, 2023.

Perpetua Resources Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited, expressed in US dollars)

7.	Warrant Derivative (continued)

The exercise price of the Franco Warrants is denominated in Canadian dollars; however, the functional currency of the Corporation is the US dollar. As a result of this difference in currencies, the proceeds that will be received by the Corporation are not fixed and will vary based on foreign exchange rates and the warrants being a derivative are required to be recognized and measured at fair value at each reporting period. Any changes in fair value from period to period are recorded as a non-cash gain or loss in the consolidated statement of net loss and comprehensive loss. Upon exercise, the holders will pay the Corporation the respective exercise price for each warrant exercised in exchange for one common share of Perpetua Resources and the fair value at the date of exercise and the associated non-cash liability will be reclassified to share capital. The non-cash liability associated with any warrants that expire unexercised will be recorded as a gain in the consolidated statement of net loss and comprehensive loss. There are no circumstances in which the Corporation would be required to pay any cash upon exercise or expiry of the warrants.

A reconciliation of the change in fair values of the derivative is below:

Fair Value of Warrant Derivative
Balance, December 31, 2020	$874,864
Change in fair value of warrant derivative	(365,232)
Balance, June 30, 2021	$509,632

The fair value of the Franco Warrants was calculated using the Black-Scholes valuation model. The inputs used in the Black-Scholes valuation model are:

	June 30, 2021		December 31, 2020
Share price	C$	9.08	C$	12.20
Exercise price	C$	12.30	C$	12.30
Expected term (in years)		1.9		2.4
Expected share price volatility		84%		79%
Annual rate of quarterly dividends		0%		0%
Risk-free interest rate		0.5%		0.2%

8.	Share Capital

a.	Authorized

Unlimited number of common shares without par value.

Unlimited number of first preferred shares without par value.

Unlimited number of second preferred shares without par value.

b.	Share purchase options

Under the terms of the Corporation's Stock Option Plan, the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods as determined by the Board of Directors of the Corporation and the exercise price shall not be less than the five-day weighted-average share price on the day preceding the award date, subject to regulatory approval. The Stock Option Plan includes a Stock Appreciation Rights (“SAR”) clause which allows individuals the option to terminate vested options and receive shares in lieu of the benefits which would have been received had the options been exercised. All stock options granted are subject to vesting, with one quarter vesting upon issuance and one quarter vesting on each anniversary from the date of grant.

Perpetua Resources Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited, expressed in US dollars)

8.	Share Capital (continued)

A summary of share purchase option activity within the Corporation’s share-based compensation plan for the year ended December 31, 2020 and the six months ended June 30, 2021 is as follows:

	Number of Options	Weighted Average Exercise Price (C$)
Balance December 31, 2019	1,972,625	$7.72
Options granted	442,500	5.72
Options expired	(20,125)	5.44
Options terminated via SAR	(60,250)	6.91
Options exercised	(375,162)	6.54
Balance December 31, 2020	1,959,588	$7.40
Options granted	1,003,500	11.45
Options expired	(19,675)	4.88
Options terminated via SAR	(109,850)	6.00
Options exercised	(113,788)	7.04
Balance, June 30, 2021	2,719,775	$9.16

The number of outstanding options represents 5.2% of the issued and outstanding shares at June 30, 2021. During the three and six months ended June 30, 2021, the Corporation’s total share-based compensation was $740,044 and $2,673,562, respectively (2020 - $336,620 and $887,864). This is comprised of $726,451 and $2,655,803, respectively, in periodic stock-based compensation related to options granted (2020 - $334,847 and $886,092) and $13,593 and $17,759 for each period related to SAR activity (2020 – $1,773 for both periods).

The fair value of options granted is estimated at the time of the grant using the Black-Scholes option pricing model. The weighted average inputs used in the Black-Scholes option pricing model are:

	Six Months Ended
	June 30, 2021		June 30, 2020
Fair value options granted	C$	6.52	C$	3.20
Risk-free interest rate		0.5%		1.4%
Expected term (in years)		5.0		5.0
Expected share price volatility		72.5%		65%
Expected dividend yield		-		-
Expected forfeiture		5%		5%

Perpetua Resources Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited, expressed in US dollars)

8.	Share Capital (continued)

An analysis of outstanding share purchase options as at June 30, 2021 is as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices (C$)	Number	Weighted Average Exercise Price (C$)	Weighted Average Remaining Contractual Life (Years)	Number	Weighted Average Exercise Price (C$)	Weighted Average Remaining Contractual Life (Years)
$3.50 - $4.40	70,000	$3.82	3.7	35,000	$3.82	3.7
$5.90 - $7.20	681,025	$6.20	2.9	438,088	$6.16	2.5
$8.20 - $8.90	413,125	$8.85	0.7	398,625	$8.85	0.7
$9.10 - $11.80	1,555,625	$10.78	3.8	568,281	$10.50	3.3
$3.50 - $11.80	2,719,775	$7.41	3.1	1,439,994	$8.56	2.3

c.	Warrants

There was a total of 200,000 Franco Warrants outstanding as of both December 31, 2020 and June 30, 2021.

9.	Exploration and Evaluation Expenditures

The Corporation’s exploration and evaluation expenditures at the Stibnite Gold Project for the three and six months ended June 30, 2021 and 2020 were as follows:

	Three Months Ended		Six Months Ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Exploration and Evaluation Expenditures
ASAOC	$89,568	$-	$7,644,103	$-
Consulting and labor cost	1,110,731	1,371,493	2,675,664	2,565,170
Engineering	271,248	315,182	620,034	560,593
Environmental and reclamation	165,079	92,003	394,140	233,892
Field office and drilling support	542,403	530,619	1,003,718	854,114
Legal and sustainability	457,151	312,001	646,275	827,537
Permitting	2,952,434	4,161,852	5,541,388	7,233,892
Exploration and Evaluation Expense	$5,588,614	$6,783,150	$18,525,322	$12,275,198

10.	Finance Costs

The Corporation’s finance costs for the three and six months ended June 30, 2021 and 2020 were as follows:

	Three Months Ended		Six Months Ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Accretion on Convertible Notes	$103,628	$1,135,088	$359,105	$1,984,935
Transaction costs	-	-	-	224,210
Interest expense on Convertible Notes	1,085	8,797	2,606	14,116
Interest expense on leases	3,186	9,074	9,007	19,290
	$107,899	$1,152,959	$370,718	$2,242,551

Perpetua Resources Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited, expressed in US dollars)

11.	Financial Instruments

The Corporation classified the fair value of the financial instruments according to the following fair value hierarchy based on the amount of observable inputs used to value the instruments:

The three levels of the fair value hierarchy are:

Level 1 – Values based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2 – Values based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

Level 3 – Values based on prices or valuation techniques that are not based on observable market data.

At June 30, 2021 and December 31, 2020, the levels in the Fair Value hierarchy into which the Corporation’s financial assets and liabilities are measured and recognized on the balance sheet at fair value are categorized as follows:

			June 30, 2021
	Level 1	Level 2	Level 3
Convertible Note Derivative (Note 6)	$-	$-	$31,926
Warrant Derivative (Note 7)	-	-	509,632
	$-	$-	$541,558

			December 31,2020
	Level 1	Level 2	Level 3
Convertible Note Derivative (Note 6)	$-	$-	$26,060,446
Warrant Derivative (Note 7)	-	-	874,864
	$-	$-	$26,935,310

12.	Segmented Information

The Corporation operates in one segment, being the exploration, evaluation and potential development of the Stibnite Gold Project. Details on a geographic basis are as follows:

	June 30, 2021	December 31, 2020
Assets by geographic segment, at cost
Canada
Current assets	$8,284,552	$24,812,361
Non-current assets	9,666	66,144
	8,294,218	24,878,505
United States
Current assets	612,796	980,127
Non-current assets	75,197,776	72,272,980
	75,810,572	73,253,107
	$84,104,790	$98,131,612

Perpetua Resources Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited, expressed in US dollars)

13.	Commitments

a.	Mining Claim Assessments

The Corporation’s affiliate currently holds mining claims on which it has an annual assessment obligation of $250,470 to maintain the claims in good standing. The Corporation is committed to these payments indefinitely. Related to the Mining Claims Assessments is a $335,000 bond related to the Corporation’s exploration activities.

b.	Stibnite Foundation

Upon formation of the Stibnite Foundation on February 26, 2019, the Corporation became contractually liable for certain future payments to the Foundation based on several triggering events, including receipt of a positive Record of Decision issued by the US Forest Service, receipt of all permits and approvals necessary for commencement of construction, commencement of construction, commencement of commercial production, and commencement of the final reclamation phase. These payments could begin in Q2 2023 based on the current permitting schedule and range from $0.1 million to $1 million (upon commencement of final reclamation phase) in cash and 150,000 shares. During commercial production, the Corporation will make payments to the Stibnite Foundation equal to 1% of Total Comprehensive Income less debt repayments or a minimum of $0.5 million.

The Foundation will support projects that benefit the communities surrounding the Stibnite Gold Project and was created through the establishment of the Community Agreement between Perpetua Resources Idaho, Inc. and eight communities and counties throughout the West Central Mountains region of Idaho.

c.	Option Payments on Other Properties

The Corporation is obligated to make option payments on other properties in order to maintain an option to purchase these properties. As at June 30, 2021, the remaining option payments due on these properties are $190,000, which will be paid in 2021. The agreements include options to extend.

14.	Subsequent Events

On August 13, 2021, the Corporation announced that it had entered into an agreement with a syndicate of underwriters to sell 9,523,810 common shares at a price of US$5.25 per common share for gross proceeds of approximately US$50 million. The Company expects to use the net proceeds of the Offering to continue permitting, early restoration and field operations, engineering and design and general corporate purposes. The net proceeds to the Company from the sale of the Offered Shares after deducting the Underwriters' Fee of approximately US$2.2 million and the estimated expenses relating to the Offering of approximately US$0.6 million, are estimated to be approximately US$47.2 million. In addition, Perpetua has granted the underwriters a 30-day option to purchase up to an additional 1,428,572 common shares.